ProMIS Neurosciences Inc.

Suite 200, 1920 Yonge Street

Toronto, Ontario

M4S 3E2

July 6, 2022

BY EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Jeanne Baker, Mr. Jeffrey Gabor and Mr. Gary Newberry

RE:	ProMIS Neurosciences Inc.

Registration Statement on Form 10-12B

File No. 001-41429

Ladies and Gentleman:

Pursuant to Rule 12d1-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), ProMIS Neurosciences Inc. (the “Company”) hereby respectfully requests that the effective date and time of the above-referenced Registration Statement on Form 10 be accelerated so that it will become effective under the Exchange Act at 5:00 p.m., Eastern Time, on July 7, 2022, or as soon as practicable thereafter. The Company also respectfully requests that the Securities and Exchange Commission confirm such effective date and time in writing.

Please contact Thomas Rose of Troutman Pepper Hamilton Sanders LLP, counsel to the Company, at (757) 687-7715 to provide notice of effectiveness, or if you have any questions or comments concerning this request. Thank you for your assistance.

Very Truly Yours,

ProMIS Neurosciences Inc.

By:	/s/ Eugene Williams
Eugene Williams
Chairman and Chief Executive Officer